October 6, 2004


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Northeast Utilities Service Company
          Northeast Nuclear Energy Company
          North Atlantic Energy Service Corporation
          Connecticut Yankee Atomic Power Company
          File No. 70-8515

Gentlemen:

     I am Senior Counsel of Northeast Utilities Service Company
(NUSCO), a service company subsidiary of Northeast Utilities (NU), a registered holding company, and in that capacity I have acted as counsel to NUSCO and Northeast Nuclear Energy Company (NNECO), North Atlantic Energy Service Corporation (North Atlantic) and Connecticut Yankee Atomic Power Company (CYAPCO) (collectively, the Applicants) in connection with their application/declaration, as amended
(the Application) in File No. 70-8515 for authority for
NUSCO, acting on behalf of NNECO, North Atlantic and CYAPCO, to acquire up to 40,000 Common Shares, $5.00 par value, of Northeast Utilities
(NU common shares) on the open market from time to time to be used as part of special compensation packages to be offered to various employees of NNECO, North Atlantic and CYAPCO from time to time (the Transactions). I am furnishing this opinion in connection with the Certificate of Consummation pursuant to Rule 24 in this file.

     I have examined, or caused to be examined by counsel associated with me, the Application, NU's Declaration of Trust, as amended and the respective charters of the Applicants, the minutes of meetings of the shareholders and Board of Trustees of NU and the respective Boards of Directors of the Applicants, and such other records and documents, and have examined such other issues of fact and law, as I have deemed necessary in order to enable me to render this opinion.

     I am a member of the bars of the Commonwealth of Massachusetts and the State of Connecticut. I am not a member of the bar of the State of New Hampshire, the jurisdiction under whose laws North Atlantic has been organized, although I am associated with, and have consulted with, other counsel who are expert in the laws of New Hampshire. This opinion is limited to matters of Massachusetts, Connecticut, New Hampshire and federal law. I have assumed that the Transactions were carried out in conformity with the requisite authorizations, approvals, consents or exemptions under the securities laws of the various States and other jurisdictions of the United States.

     Based on and subject to the foregoing, I am of the following opinion:

     1. All state laws applicable to the Transactions were complied with;

     2. The NU common shares used as compensation for the employees of NNECO, North Atlantic and CYAPCO in accordance with the terms of the Application were at the time of such use validly issued, fully paid and non-assessable, and the holders thereof were entitled to the rights and privileges appertaining thereto set forth in the Declaration of Trust;

     3. NUSCO, acting on behalf of NNECO, North Atlantic and CYAPCO, legally acquired the NU Common Shares in the open market as described in the Application; and

     4. The consummation of the Transactions did not violate the legal rights of the holders of any securities issued by NU, the Applicants, or any associate company thereof.


                                        Very truly yours,


                                        /s/ Richard M. Early